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                     November 17, 2023

       Christina L. Zamarro
       Chief Financial Officer
       The Goodyear Tire & Rubber Company
       200 Innovation Way
       Akron, Ohio 44316-0001

                                                        Re: The Goodyear Tire &
Rubber Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-01927

       Dear Christina L. Zamarro:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing